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                            UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                            SCHEDULE 13D
              Under the Securities Exchange Act of 1934
                       (Seventh Amendment to the
                 Amended and Restated Schedule 13D)*

                 United States Cellular Corporation
   ______________________________________________________________
                          (Name of Issuer)

                   Common Shares ($1.00 par value)
   ______________________________________________________________
                   (Title of Class of Securities)

                              911684108
   ______________________________________________________________
                           (CUSIP Number)

               LeRoy T. Carlson, Jr.   (312) 630-1900
                President and Chief Executive Officer
                  Telephone and Data Systems, Inc.
     30 N. LaSalle Street, Suite 4000, Chicago, Illinois  60602
   ______________________________________________________________
    (Name, Address and Telephone Number of Person Authorized to
                 Receive Notices and Communications)

                          January 31, 1995
   ______________________________________________________________
       (Date of Event which Requires Filing of this Statement)

   If  the  filing person  has  previously filed  a  statement on
   Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule13d-1(b)(3) or (4), check the following box __ .

   Check  the  following box  if  a fee  is  being paid  with the
   statement __ .   (A  fee is not  required only if  the reporting
   person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

   Note:  Six copies  of this statement, including  all exhibits,
   should  be filed with  the Commission.   See Rule 13d-1(a) for
   other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                                  SEC 1746(12-91)

                                     SCHEDULE 13D

     CUSIP No.      911684108                            Page  2  of  9  Pages
     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Telephone and Data Systems, Inc.
           36-2669023

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)
                                                                        (b)  x

     3   SEC USE ONLY

     4   SOURCE OF FUNDS*
           00

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

     6   CITIZENSHIP OR PLACE OF ORGANIZATION
           Iowa
                        7  SOLE VOTING POWER  65,862,163 - Includes 33,005,877
           NUMBER OF          Series A Common Shares which
            SHARES            have ten votes per share on all matters and are
         BENEFICIALLY         convertible on a share-for-share basis into Common
           OWNED BY           Shares and 32,856,286 Common Shares.  See Item
            EACH              5 for further explanation.
          REPORTING
           PERSON        8   SHARED VOTING POWER
            WITH                -0-

                         9   SOLE DISPOSITIVE POWER
                                Same as 7 above.

                         10   SHARED DISPOSITIVE POWER
                                -0-

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           Same as 7 above.

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*

    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   Reporting person
           beneficially owns 100% of the outstanding Series A Common Shares of the Issuer and approximately 68.1% of the outstanding Common Shares of the Issuer for a combined total of approximately 81.1% of the Issuer's outstanding classes of capital stock and approximately 96.0% of their combined voting power. **

    14   TYPE OF REPORTING PERSON*
           CO

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

      **Based on 48,196,972 Common Shares and 33,005,877 Series A Common Shares
                           outstanding on January 31, 1995.

                                     SCHEDULE 13D

     CUSIP No.      911684108                             Page  3  of  9 Pages

     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            The voting Trust under Agreement dated June 30, 1989
            36-6925012

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  x
                                                                        (b)

     3   SEC USE ONLY

     4   SOURCE OF FUNDS*
           00

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


     6   CITIZENSHIP OR PLACE OF ORGANIZATION
           United States

         NUMBER OF        7   SOLE VOTING POWER
          SHARES                -0-
        BENEFICIALLY
         OWNED BY        8   SHARED VOTING POWER  65,862,163 - Includes
           EACH               33,005,877 Series A Common Shares which
         REPORTING            have ten votes per share on all matters and are
          PERSON              convertible on a share-for-share basis into Common
           WITH               Shares and 32,856,286 Common Shares.  See Item 5
                              for further explanation.

                          9   SOLE DISPOSITIVE POWER
                                -0-

                         10   SHARED DISPOSITIVE POWER
                                Same as 8 above.

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           Same as 8 above.

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*

    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  Reporting person beneficially owns 100% of the outstanding Series A Common Shares of the Issuer and approximately 68.1% of the outstanding Common Shares of the Issuer for a combined total of approximately 81.1% of the Issuer's outstanding classes of capital stock and approximately 96.0% of their combined voting power. **

    14   TYPE OF REPORTING PERSON*
           00

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

      **Based on 48,196,972 Common Shares and 33,005,877 Series A Common Shares
                           outstanding on January 31, 1995

   Schedule 13D
   Issuer:  United States Cellular Corporation
   Page 4 of 9


        This  Amendment Number  7  to  the Amended  and  Restated
   Schedule 13D is being filed pursuant to Section 13(d)(2) of the Securities Exchange Act of 1934, as amended (the "Act"), by Telephone and Data Systems, Inc., an Iowa corporation ("TDS"). This amended Schedule 13D, among other things, discloses the acquisition by TDS of Common Shares, par value
   $1.00 per share ("Common Shares"), and/or Series A Common Shares, par value $1.00 per share ("Series A Common Shares") of United States Cellular Corporation, a Delaware corporation (the "Issuer").


   Item 1.    Security and Issuer.
              --------------------

        This  statement  relates  to  the  Common  Shares  of the
   Issuer.   The  principal  executive office  of  the Issuer  is
   located   at   8410 West   Bryn   Mawr,   Suite 700,  Chicago,
   Illinois 60631.


   Item 2.    Identity and Background.
              -----------------------

        TDS and The Voting Trust under Agreement dated June 30, 1989 ("The Voting Trust"), are filing this Schedule 13D amendment concerning their direct and indirect beneficial ownership of Common Shares. The following sets forth Items 2(a) through 2(f) for each person.

        TDS. The principal business and office address of TDS, is 30 North LaSalle Street, Suite 4000, Chicago, Illinois 60602. TDS's principal business is that of providing diversified telecommunications services. TDS, directly and through its subsidiaries, has established local telephone and developing cellular telephone and radio paging operations. The information with respect to the directors and executive officers of TDS is set forth on Appendices A and B attached hereto, and incorporated herein by reference.

        The Voting Trust. The principal business address of The Voting Trust is c/o TDS, 30 North LaSalle Street, Suite 4000, Chicago, Illinois 60602. The Voting Trust holds TDS Series A Common Shares and was created to facilitate long-standing relationships among the trust's certificate holders. Under the terms of The Voting Trust, the trustees hold and vote the TDS Series A Common Shares held in the trust. The information with respect to the trustees of The Voting Trust is set forth in Appendix C hereto, and incorporated herein by reference.

        During  the last  five  years,  neither TDS,  The  Voting
   Trust, nor any of the persons named in Appendices A, B and C hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        During the last five years, neither TDS, The Voting Trust, nor any of the persons named in Appendices A, B and C hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


   Item 3.    Source and Amount of Funds or Other Consideration.
              --------------------------------------------------

        As of  January 27, 1995,  an aggregate of 411,523  Common
   Shares were issued to TDS in consideration for the assignment of TDS's right, title and interest in an RSA pursuant to an Exchange

   Schedule 13D
   Issuer:  United States Cellular Corporation
   Page 5 of 9


   Agreement dated as of June 23, 1994. The implicit price per share was $32.75, which was determined by using the average closing price for Common Shares of the Issuer on the American Stock Exchange (the "AMEX") for the five trading days immediately preceding January 27, 1995.

        As  of January  31, 1995,  an aggregate  of  1,220 Common
   Shares which, individually, constituted a non-material increase in the percentage of the class of shares beneficially owned by TDS, were issued to TDS in consideration for the assignment of TDS's right, title and interest in minority interest holdings in two MSAs pursuant to an Exchange Agreement dated as of December 29, 1994. The implicit price per share was $32.575 with respect to 685 Common Shares, and $30.475 with respect to 535 Common Shares, which were determined by using the average closing price for Common Shares on the AMEX for the five trading days immediately
   preceding   January   1,   1995,   and  December   15,   1994,
   respectively.

        As of January 31, 1995, an aggregate of 528,572 Common Shares were issued to TDS in consideration for the assignment of TDS's right, title and interest in an RSA pursuant to an Exchange Agreement dated as of September 13, 1994. The implicit price per share was $31.75, which was determined by using the average closing price for Common Shares of the Issuer on the AMEX for the five trading days immediately preceding January 31, 1995.

        As of January 31, 1995, an aggregate of 471,224 Common Shares were issued to TDS in connection with the conversion of 8,282 shares of Series B Preferred Stock and 84,030 shares of Series E Preferred Stock of the Issuer held by TDS. The stated value per share of each series is $100.00.

        As of January 31, 1995, TDS is expected to acquire additional Common Shares pursuant to an Exchange Agreement between the Issuer and by TDS. Based on the five day average closing prices of TDS's and the Issuer's Common Shares as of January 31, 1995, 329,827 Common Shares of the Issuer would be deliverable to TDS. The number of Common Shares which will actually be delivered to TDS will be determined immediately prior to the closing of the acquisition. It is expected that the pending acquisition discussed in this Item 3 will close on or before July 31, 1995.

        The Issuer has an ongoing acquisition program in conjunction with TDS, whereby the Issuer will acquire, directly or indirectly, all or a portion of the capital stock, partnership interests or assets of, or other interest in, entities (the "Market Entity Assets") which have received or may receive a license from the Federal Communications Commission to provide cellular telephone service. In some of these acquisitions, TDS may acquire the Market Entity Assets through the issuance of TDS shares and thereafter assign such assets to the Issuer in exchange for the Issuer's shares pursuant to exchange agreements. Pursuant to these exchange agreements, the Issuer delivers that number of its shares to TDS having a fair market value equal to the fair market value of the TDS shares which are issued in connection with such acquisitions (e.g., the Issuer will typically deliver that number of Common Shares to TDS determined by dividing the average closing price for the Common Shares on the AMEX for the five trading days immediately preceding the date of delivery of such Common Shares, $1.00 par value, of TDS into the product of that number of TDS Common Shares delivered by TDS multiplied by the average closing price of TDS Common Shares on the AMEX during such period).


   Item 4.    Purpose of Transaction.
              -----------------------

        The information contained in the first Item 3, is incorporated herein by reference.

        (a) - (j)  -  None.

   Schedule 13D
   Issuer:  United States Cellular Corporation
   Page 6 of 9


   Item 5.    Interest in Securities of the Issuer.
              -------------------------------------

        (I)  TDS.
             ---

              (a) As of January 31, 1995, TDS may be deemed to beneficially own, pursuant to Rule 13d-3(d)(1)(i), an aggregate of 65,862,163 Common Shares which is approximately 81.1% of such shares outstanding. This includes 32,856,286 Common Shares and 33,005,877 Series A Common Shares which have ten votes per share on all matters and are convertible on share-for-basis into Common Shares.

              (b)  (i)   Sole Power to Vote or Direct the Vote:
                         --------------------------------------

                         TDS  is the  direct beneficial  owner of
                         32,856,286 Common  Shares and 33,005,877
                         Series A  Common  Shares  of  the Issuer
                         representing approximately  81.1% of all
                         classes of common shares of  the Issuer.
                         The  Series A  Common  Shares  have  ten
                         votes per share on  all matters and  are
                         convertible  on a  share-for-share basis
                         into Common Shares.  TDS has sole voting
                         power  with respect  to an  aggregate of
                         32,856,286 Common  Shares and 33,005,877
                         Series  A   Common  Shares  representing
                         approximately  96.0%   of  the  combined
                         voting power of the Common Shares and the Series A Common Shares.

                  (ii)   Shared Power to Vote or Direct the Vote:
                         ----------------------------------------

                         None.

                 (iii)   Sole  Power  to  Dispose or  Direct  the
                         Disposition:
                         ---------------------------------------

                         TDS   has  sole  power   to  dispose  of
                         32,856,286 Common  Shares and 33,005,877
                         Series A Common Shares, representing approximately 81.1% of all classes of capital stock outstanding.

                  (iv)   Shared  Power to  Dispose or  Direct the
                         Disposition:
                         ----------------------------------------

                         None.



              (c) None. The information set forth in the first paragraph of Item 3 is incorporated herein by reference.

              (d) To the knowledge of LeRoy T. Carlson, Jr., no other person is known to have the right of dividends from, or the proceeds from the sale of the shares of Common Shares beneficially owned by TDS.

              (e)   Not Applicable.

   Schedule 13D
   Issuer:  United States Cellular Corporation
   Page 7 of 9


        (II)  Directors and Executive Officers of TDS.
              ----------------------------------------

              (a) - (b)  See  Appendix  D  attached  hereto   and
                         incorporated herein by reference.

              (c) On December 31, 1994, H. Donald Nelson, an Executive Officer of TDS, acquired 627.7 Common Shares of the Issuer pursuant to the Issuer's 401(k) Plan. The price per share was $16.15. Other than the foregoing transaction, to the knowledge of LeRoy T. Carlson, Jr., no transactions were effected during the past sixty days in the Common
                    Shares by any Director or Executive Officer of TDS.

              (d) To the knowledge of LeRoy T. Carlson, Jr., no person other than the persons listed in Appendix D are known to have the right to receive or the power to direct the receipt of dividends from, or other proceeds from the sale of Common Shares beneficially owned by the persons listed in Appendix D.

              (e)   Not applicable.


       (III)  The Voting Trust.
              -----------------

              (a) As of January 31, 1995, pursuant to Rule 13d-3(d)(1)(i), The Voting Trust may be deemed to beneficially own an aggregate of 65,862,163 Common Shares representing 81.1% of such shares. This includes 32,856,286 Common Shares and 33,005,877 Series A Common Shares.

              (b)   (i)  Sole Power to Vote or Direct the Vote:
                         --------------------------------------

                         None.

                        (ii)  Shared Power to  Vote or Direct the
                              Vote:
                              -----------------------------------

                         The   Voting   Trust   is   the   direct
                         beneficial owner of TDS Series A  Common
                         Shares.  The Voting Trust holds and  the
                         trustees   vote  6,252,335.6   Series  A
                         Common   Shares  of   TDS,  representing
                         approximately  90.8% of  the outstanding
                         TDS   Series A    Common   Shares,   and
                         approximately  52.5%   of  the  combined
                         voting  power  of  TDS  Series A  Common
                         Shares and TDS Common Shares. (1)
                         Therefore, the Voting Trust may direct a
                         majority of the combined voting power of
                         TDS,  which  has the  sole  voting power
                         with  respect to approximately  96.0% of
                         the combined voting power of  the Issuer
                         (see    above    discussion   concerning
                         beneficial ownership  of  the Issuer  by
                         TDS).

   ------------------------
   (1)   Based on 50,297,501 Common Shares of TDS and 6,886,684
          Series A Common Shares outstanding on January 31, 1995.

   Schedule 13D
   Issuer:  United States Cellular Corporation
   Page 8 of 9


                 (iii)   Sole  Power to  Dispose  or  Direct  the
                         Disposition:
                         ----------------------------------------

                         None.

                  (iv)   Shared  Power to  Dispose or  Direct the
                         Disposition:
                         ----------------------------------------

                         The   information   contained  in   Item
                         5.III(b)(ii)   above   is   incorporated
                         herein   by  reference.     Through  the
                         ability  to  direct  a majority  of  the
                         combined voting power of TDS, The Voting
                         Trust trustees share the power to direct
                         the  disposition  of  32,856,286  Common
                         Shares and  33,005,877  Series A  Common
                         Shares of the Issuer, representing 81.1%
                         of   all   classes   of   capital  stock
                         outstanding of the Issuer.

              (c) To the knowledge of LeRoy T. Carlson, Jr., no transactions were effected during the past sixty days in Common Shares or Series A Common Shares of the Issuer by The Voting Trust.

              (d) To the knowledge of LeRoy T. Carlson, Jr., no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Shares or Series A Common Shares of the Issuer beneficially owned by The Voting Trust.

              (e)   Not Applicable.

   Item 6.    Contracts,    Arrangements,    Understandings    or
              Relationships  with  Respect to  Securities  of the
              Issuer.
              ---------------------------------------------------

        The Voting Trust holds TDS Series A Common Shares and was created to facilitate long-standing relationships among the trust's certificate holders. Under the terms of The Voting Trust, the trustees hold and vote the TDS Series A Common Shares held in the trust.

        The Voting Trust trustees hold and vote 6,252,335.6 TDS Series A Common Shares held in The Voting Trust, representing 90.8% of the outstanding TDS Series A Common Shares, and approximately 52.5% of the combined voting power of the TDS Series A Common Shares and TDS Common Shares. Therefore, The Voting Trust trustees may direct a majority of the combined voting power of TDS which has the sole voting power with respect to approximately 96.0% of the combined voting power of the Issuer.

   Item 7.    Material to be Filed as Exhibits.
              ---------------------------------

        None.


                          *  *  *  *  *  *

   Schedule 13D
   Issuer:  United States Cellular Corporation
   Page 9 of 9

                              SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   Dated as of January 31, 1995.

   TELEPHONE AND DATA SYSTEMS, INC.        THE VOTING TRUST


    /s/ LeRoy T. Carlson, Jr.              /s/ LeRoy T. Carlson, Jr.
   --------------------------              --------------------------
   LeRoy T. Carlson, Jr.                   LeRoy T. Carlson, Jr.
   Title:  President and Chief             Title:  Trustee
           Executive Officer


           Signature Page of the Seventh Amendment to the Amended and Restated Schedule 13D relating to the direct and indirect beneficial ownership of the Common Shares of United
     States Cellular Corporation by Telephone and Data Systems,
              Inc., and the Voting Trust, respectively.

   Schedule 13D                                        Appendix A
   Issuer:  United States Cellular Corporation
   Page 1 of 6 of Appendix A



                          Directors of TDS
                          ----------------

   (I)        (a)   Name:
                    ----
                    LeRoy T. Carlson

              (b)   Business Address:
                    ----------------
                    Telephone and Data Systems, Inc.
                    30 North LaSalle Street
                    Suite 4000
                    Chicago, Illinois  60602

              (c)   Present Principal Occupation or Employment:
                    ------------------------------------------
                    Chairman of Telephone and Data Systems, Inc.

              (d)   Citizenship:
                    -----------
                    United States

   (II)       (a)   Name:
                    ----
                    LeRoy T. Carlson, Jr.

              (b)   Business Address:
                    ----------------
                    Telephone and Data Systems, Inc.
                    30 North LaSalle Street
                    Suite 4000
                    Chicago, Illinois  60602

              (c)   Present Principal Occupation or Employment:
                    ------------------------------------------
                    President  and  Chief  Executive  Officer  of
                    Telephone and Data Systems, Inc.

              (d)   Citizenship:
                    -----------
                    United States

   Schedule 13D
   Issuer:  United States Cellular Corporation
   Page 2 of 6 of Appendix A

   (III)      (a)   Name:
                    ----
                    Rudolph E. Hornacek

              (b)   Business Address:
                    ----------------
                    Telephone and Data Systems, Inc.
                    30 North LaSalle Street
                    Suite 4000
                    Chicago, Illinois  60602

              (c)   Present Principal Occupation or Employment:
                    ------------------------------------------
                    Vice President - Engineering of Telephone and
                    Data Systems, Inc.

              (d)   Citizenship:
                    -----------
                    United States


   (IV)       (a)   Name:
                    ----
                    Murray L. Swanson

              (b)   Business Address:
                    ----------------
                    Telephone and Data Systems, Inc.
                    30 North LaSalle Street
                    Suite 4000
                    Chicago, Illinois 60602

              (c)   Present Principal Occupation or Employment:
                    ------------------------------------------
                    Executive  Vice   President   -  Finance   of
                    Telephone and Data Systems, Inc.

              (d)   Citizenship:
                    -----------
                    United States

   Schedule 13D
   Issuer:  United States Cellular Corporation
   Page 3 of 6 of Appendix A

   (V)        (a)   Name:
                    ----
                    James Barr, III

              (b)   Business Address:
                    ----------------
                    TDS Telecommunications Corporation
                    301 South Westfield Road
                    Madison, Wisconsin  53705-0158

              (c)   Present Principal Occupation or Employment:
                    ------------------------------------------
                    President    of     TDS    Telecommunications
                    Corporation, a wholly owned subsidiary of Telephone and Data Systems, Inc.

              (d)   Citizenship:
                    -----------
                    United States

   (VI)       (a)   Name:
                    ----
                    Lester O. Johnson

              (b)   Residence Address:
                    -----------------
                    6209 Mineral Point Road
                    Apt. 805
                    Madison, Wisconsin  53705

              (c)   Present Principal Occupation or Employment:
                    ------------------------------------------
                    Architect in private practice.

              (d)   Citizenship:
                    -----------
                    United States

   Schedule 13D
   Issuer:  United States Cellular Corporation
   Page 4 of 6 of Appendix A

   (VII)      (a)   Name:
                    ----
                    Donald C. Nebergall

              (b)   Residence Address:
                    -----------------
                    2919 Applewood Place, N.E.
                    Cedar Rapids, Iowa  52402

              (c)   Present Principal Occupation or Employment:
                    ------------------------------------------
                    Consultant  to  Telephone  and  Data Systems,
                    Inc.

              (d)   Citizenship:
                    -----------
                    United States

   (VIII)     (a)   Name:
                    ----
                    Herbert S. Wander

              (b)   Business Address:
                    ----------------
                    Katten, Muchin & Zavis
                    525 West Monroe Street
                    Suite 1600
                    Chicago, Illinois 60606-3693

              (c)   Present Principal Occupation or Employment:
                    ------------------------------------------
                    Partner of  the law firm of  Katten, Muchin &
                    Zavis.

              (d)   Citizenship
                    -----------
                    United States

   Schedule 13D
   Issuer:  United States Cellular Corporation
   Page 5 of 6 of Appendix A

   (IX)       (a)   Name:
                    ----
                    Walter C.D. Carlson

              (b)   Business Address:
                    ----------------
                    Sidley & Austin
                    One First National Plaza
                    Chicago, Illinois  60603

              (c)   Present Principal Occupation or Employment:
                    ------------------------------------------
                    Partner of the law firm of Sidley & Austin.

              (d)   Citizenship:
                    -----------
                    United States

   (X)        (a)   Name:
                    ----
                    Donald R. Brown

              (b)   Business Address:
                    ----------------
                    Telephone and Data Systems, Inc.
                    834 Ethan's Glen Drive
                    Knoxville, Tennessee  37923

              (c)   Present Principal Occupation or Employment:
                    ------------------------------------------
                    Vice President of TDS Telecommunications
                    Corporation.

              (d)   Citizenship:
                    -----------
                    United States

   Schedule 13D
   Issuer:  United States Cellular Corporation
   Page 6 of 6 of Appendix A

   (XI)       (a)   Name:
                    ----
                    Robert J. Collins

              (b)   Business Address:
                    ----------------
                    Telephone and Data Systems, Inc.
                    Box 231
                    Northfield, Vermont  05663

              (c)   Present Principal Occupation or Employment:
                    ------------------------------------------
                    Vice President of TDS Telecommunications
                    Corporation.

              (d)   Citizenship:
                    -----------
                    United States


                              * * * * *

   Schedule 13D                                        Appendix B
   Issuer:  United States Cellular Corporation
   Page 1 of 7 of Appendix B


                      Executive Officers of TDS
                      -------------------------

   (I)        (a)   Name:
                    ----
                    LeRoy T. Carlson

              (b)   Business Address:
                    ----------------
                    Telephone and Data Systems, Inc.
                    30 North LaSalle Street
                    Suite 4000
                    Chicago, Illinois  60602

              (c)   Present Principal Occupation or Employment:
                    ------------------------------------------
                    Chairman of Telephone and Data Systems, Inc.

              (d)   Citizenship:
                    -----------
                    United States

   (II)       (a)   Name:
                    ----
                    LeRoy T. Carlson, Jr.

              (b)   Business Address:
                    ----------------
                    Telephone and Data Systems, Inc.
                    30 North LaSalle Street
                    Suite 4000
                    Chicago, Illinois  60602

              (c)   Present Principal Occupation or Employment:
                    ------------------------------------------
                    President  and  Chief  Executive  Officer  of
                    Telephone and Data Systems, Inc.

              (d)   Citizenship:
                    -----------
                    United States

   Schedule 13D
   Issuer:  United States Cellular Corporation
   Page 2 of 7 of Appendix B

   (III)      (a)   Name:
                    ----
                    Rudolph E. Hornacek

              (b)   Business Address:
                    ----------------
                    Telephone and Data Systems, Inc.
                    30 North LaSalle Street
                    Suite 4000
                    Chicago, Illinois  60602

              (c)   Present Principal Occupation or Employment:
                    ------------------------------------------
                    Vice President - Engineering of Telephone and
                    Data Systems, Inc.

              (d)   Citizenship:
                    -----------
                    United States

   (IV)       (a)   Name:
                    ----
                    Murray L. Swanson

              (b)   Business Address:
                    ----------------
                    Telephone and Data Systems, Inc.
                    30 North LaSalle Street
                    Suite 4000
                    Chicago, Illinois 60602

              (c)   Present Principal Occupation or Employment:
                    ------------------------------------------
                    Executive  Vice   President   -  Finance   of
                    Telephone and Data Systems, Inc.

              (d)   Citizenship:
                    -----------
                    United States

   Schedule 13D
   Issuer:  United States Cellular Corporation
   Page 3 of 7 of Appendix B

   (V)        (a)   Name:
                    ----
                    H. Donald Nelson

              (b)   Business Address:
                    ----------------
                    United States Cellular Corporation
                    8410 West Bryn Mawr
                    Suite 700
                    Chicago, Illinois  60631

              (c)   Present Principal Occupation or Employment:
                    ------------------------------------------
                    President  and  Chief  Executive  Officer  of
                    United States Cellular Corporation.

              (d)   Citizenship:
                    -----------
                    United States

   (VI)       (a)   Name:
                    ----
                    John R. Schaaf

              (b)   Business Address:
                    ----------------
                    American Paging, Inc.
                    1300 Godward Street NE
                    Suite 3100
                    Minneapolis, Minnesota  55413

              (c)   Present Principal Occupation or Employment:
                    ------------------------------------------
                    President  of   American   Paging,  Inc.,   a
                    subsidiary of Telephone and Data Systems, Inc.

              (d)   Citizenship:
                    -----------
                    United States

   Schedule 13D
   Issuer:  United States Cellular Corporation
   Page 4 of 7 of Appendix B

   (VII)      (a)   Name:
                    ----
                    C. Theodore Herbert

              (b)   Business Address:
                    ----------------
                    Telephone and Data Systems, Inc.
                    30 North LaSalle Street
                    Suite 4000
                    Chicago, Illinois  60602

              (c)   Present Principal Occupation or Employment:
                    ------------------------------------------
                    Vice President-Human Resources of Telephone and Data Systems, Inc.

              (d)   Citizenship:
                    -----------
                    United States

   (VIII)     (a)   Name:
                    ----
                    Ronald D. Webster

              (b)   Business Address:
                    ----------------
                    Telephone and Data Systems, Inc.
                    30 North LaSalle Street
                    Suite 4000
                    Chicago, Illinois  60602

              (c)   Present Principal Occupation or Employment:
                    ------------------------------------------
                    Vice President and Treasurer of Telephone and
                    Data Systems, Inc.

              (d)   Citizenship:
                    -----------
                    United States

   Schedule 13D
   Issuer:  United States Cellular Corporation
   Page 5 of 7 of Appendix B

   (IX)       (a)   Name:
                    ----
                    Gregory J. Wilkinson

              (b)   Business Address:
                    ----------------
                    TDS Corporate Madison
                    8401 Greenway Boulevard
                    P.O. Box 628010
                    Middleton, Wisconsin  53562-8010

              (c)   Present Principal Occupation or Employment:
                    ------------------------------------------
                    Vice President and Corporate Controller of
                    Telephone and Data Systems, Inc.

              (d)   Citizenship:
                    -----------
                    United States

   (X)        (a)   Name:
                    ----
                    George L. Dienes

              (b)   Business Address:
                    ----------------
                    Telephone and Data Systems, Inc.
                    30 North LaSalle Street
                    Suite 4000
                    Chicago, Illinois   60602

              (c)   Present Principal Occupation or Employment:
                    ------------------------------------------
                    Vice President-Corporate Development of
                    Telephone and Data Systems, Inc.

              (d)   Citizenship:
                    -----------
                    United States

   Schedule 13D
   Issuer:  United States Cellular Corporation
   Page 6 or 7 of Appendix B


   (XI)       (a)   Name:
                    ----
                    Michael K. Chesney

              (b)   Business Address:
                    ----------------
                    Telephone and Data Systems, Inc.
                    30 North LaSalle Street
                    Chicago, Illinois  60602

              (c)   Present Principal Occupation or Employment:
                    ------------------------------------------
                    Vice President - Corporate Development of TDS

              (d)   Citizenship:
                    -----------
                    United States

   (XII)      (a)   Name:
                    ----
                    Byron A. Wertz

              (b)   Business Address:
                    ----------------
                    One Appletree Square
                    8009 34th Avenue South
                    Suite 1344
                    Minneapolis, Minnesota  55425

              (c)   Present Principal Occupation or Employment:
                    ------------------------------------------
                    Vice President - Corporate Development of TDS

              (d)   Citizenship:
                    -----------
                    United States

   Schedule 13D
   Issuer:  United States Cellular Corporation
   Page 7 of 7 of Appendix B


   (XI)       (a)   Name:
                    ----
                    Michael G. Hron

              (b)   Business Address:
                    ----------------
                    Sidley & Austin
                    One First National Plaza
                    Chicago, Illinois  60603

              (c)   Present Principal Occupation or Employment:
                    ------------------------------------------
                    Partner of the law firm of Sidley & Austin.

              (d)   Citizenship:
                    -----------
                    United States

   (XIV)      (a)   Name:
                    ----
                    Willam S. DeCarlo

              (b)   Business Address:
                    ----------------
                    Sidley & Austin
                    One First National Plaza
                    Chicago, Illinois  60603

              (c)   Present Principal Occupation or Employment:
                    ------------------------------------------
                    Partner of the law firm of Sidley & Austin.

              (d)   Citizenship:
                    -----------
                    United States

                              * * * * *

   Schedule 13D                                        Appendix C
   Issuer:  United States Cellular Corporation
   Page 1 of 2 of Appendix C


                    Trustees of The Voting Trust
                    -----------------------------

   (I)        (a)   Name:
                    ----
                    Walter C.D. Carlson

              (b)   Business Address:
                    ----------------
                    Sidley & Austin
                    One First National Plaza
                    Chicago, Illinois  60603

              (c)   Present Principal Occupation or Employment:
                    ------------------------------------------
                    Partner of the law firm of Sidley & Austin

              (d)   Citizenship:
                    -----------
                    United States

   (II)       (a)   Name:
                    ----
                    LeRoy T. Carlson, Jr.

              (b)   Business Address:
                    ----------------
                    Telephone and Data Systems, Inc.
                    30 North LaSalle Street
                    Suite 4000
                    Chicago, Illinois  60602

              (c)   Present Principal Occupation or Employment:
                    ------------------------------------------
                    President  and  Chief  Executive  Officer  of
                    Telephone and Data Systems, Inc.

              (d)   Citizenship:
                    -----------
                    United States

   Schedule 13D
   Issuer:  United States Cellular Corporation
   Page 2 of 2 of Appendix C

   (III)       (a)  Name:
                    ----
                    Letitia G. Carlson

               (b)  Business Address:
                    ----------------
                    2150 Pennsylvania Avenue, N.W.
                    Washington, D.C.  20037

               (c)  Present Principal Occupation or Employment:
                    ------------------------------------------
                    Physician

               (d)  Citizenship:
                    -----------
                    United States

   (IV)        (a)  Name:
                    ----
                    Melanie J. Heald

               (b)  Business Address:
                    ----------------
                    7410 Longmeadow Road
                    Madison, WI  53717

               (c)  Present Principal Occupation or Employment:
                    ------------------------------------------
                    Homemaker

               (d)  Citizenship:
                    -----------
                    United States

   (V)         (a)  Name:
                    ----
                    Donald C. Nebergall

               (b)  Business Address:
                    ----------------
                    2919 Applewood Place, N.E.
                    Cedar Rapids, Iowa  52402

               (c)  Present Principal Occupation or Employment:
                    ------------------------------------------
                    Consultant  to  Telephone  and  Data Systems,
                    Inc.

               (d)  Citizenship:
                    -----------
                    United States

   Schedule 13D                                        Appendix D
   Issuer:  United States Cellular Corporation
   Page 1 of 1 of Appendix D



                     Number of Common Shares
                          of the Issuer        Percentage  of Class
                       Beneficially  Owned       of the Issuer's
      Name           as of January 31, 1995       Common Shares
     ---------      -----------------------   ---------------------

   James Barr, III             0                  0.0%

   Donald R. Brown             0                  0.0%

   LeRoy T. Carlson        1,243                  0.0%

   LeRoy T. Carlson, Jr.       0 (1)              0.0%

   Walter C.D. Carlson         0                  0.0%

   Michael K. Chesney          0                  0.0%

   Robert J. Collins          33                  0.0%

   William S. DeCarlo          0                  0.0%

   George L. Dienes            0                  0.0%

   C. Theodore Herbert       489 (1)              0.0%

   Rudolph E. Hornacek         0                  0.0%

   Michael G. Hron             0 (1)              0.0%

   Lester O. Johnson           0                  0.0%

   Donald C. Nebergall       500                  0.0%

   H. Donald Nelson        1,116                  0.0%

   John R. Schaaf              0                  0.0%

   Murray L. Swanson           0                  0.0%

   Herbert S. Wander           0                  0.0%

   Ronald D. Webster           0 (1)              0.0%

   Byron A. Wertz              0                  0.0%

   Gregory J. Wilkinson      801                  0.0%

   (1) In accordance with the position of the SEC's Division of Corporation Finance, trustees are deemed to beneficially own Common Shares held by a benefits plan which are unallocated or allocated to plan participants and for which no instructions as to voting or tendering are received. Messrs. Carlson, Jr., Herbert, Hron and Webster were the trustees of the Telephone and Data Systems, Inc., Tax-Deferred Savings Plan (the "Trustees") as of the Issuer's most recent Annual Meeting. With respect to such Annual Meeting held on May 5, 1994, plan participants did not provide voting instructions as to 53,062.4 Common Shares allocated to the plan participants. The trustees disclaim beneficial ownership of such shares.